Exhibit 99.l(2)

PURCHASE AGREEMENT

Credit Suisse Institutional Fund, Inc. (the “Fund”), a corporation organized under the laws of the State of Maryland, with respect to the Credit Suisse Asian Bond Portfolio (the “Portfolio”), and Credit Suisse Asset Management, LLC (“Credit Suisse”) hereby agree as follows:

1.  The Fund offers Credit Suisse and Credit Suisse hereby purchases one share of common stock of the Portfolio, having a par value of $0.001 per share, at a price of $10.00 (the “Initial Share”).  Credit Suisse hereby acknowledges receipt of the certificates representing the Initial Share, and the Fund hereby acknowledges receipt from Credit Suisse of $10.00 in full payment for the Initial Share.

2.  Credit Suisse represents and warrants to the Fund that the Initial Share is being acquired for investment purposes and not for the purpose of distribution.

3.  The Fund and Credit Suisse agree that the obligations of the Fund under this Agreement will not be binding upon any of the Directors, shareholders, nominees, officers, employees or agents, whether past, present or future, of the Fund, individually, but are binding only upon the assets and property of the Fund, as provided in the Articles of Incorporation.  The execution and delivery of this Agreement have been authorized by the Directors of the Fund, and signed by an authorized officer of the Fund, acting as such, and neither the authorization by the Directors nor the execution and delivery by the officer will be deemed to have been made by any of them individually or to impose any liability on any of them personally, but will bind only the property of the Fund as provided in the Articles of Incorporation.  No series of the Fund, including the Portfolio, will be liable for any claims against any other series.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the      day of          , 2007.

CREDIT SUISSE INSTITUTIONAL FUNDS, INC.

By:
Name:
Title:

ATTEST:

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:
Name:
Title:

ATTEST: